                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)



                     UNION TEXAS PETROLEUM HOLDINGS, INC.
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.05 PER SHARE
                        (Title of Class of Securities)


                                  908640-10-5
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 8 pages.
                          Exhibit Index is on Page 8.
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-----------------------
  CUSIP NO. 908640-10-5       SCHEDULE 13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Petroleum Associates, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            21,646,004

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             21,646,004

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      21,646,004
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      24.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      PN
------------------------------------------------------------------------------

                               Page 2 of 8 pages.

-----------------------
  CUSIP NO. 908640-10-5    SCHEDULE 13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      KKR Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            187,330

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             187,330

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      187,330
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      PN
------------------------------------------------------------------------------

                              Page 3 of 8 pages.
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ITEM 1.

     (A)  NAME OF ISSUER:

               Union Texas Petroleum Holdings, Inc.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1330 Post Oak Boulevard
               Houston, Texas 77056

ITEM 2.

     (A)  NAME OF PERSONS FILING:

               Petroleum Associates, L.P.
               KKR Partners II, L.P.

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Kohlberg Kravis Roberts & Co.
               9 West 57th Street
               New York, New York 10019

     (C)  CITIZENSHIP:

               Petroleum Associates, L.P. -- Delaware
               KKR Partners II, L.P. -- Delaware

     (D)  TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.05 per share

     (E)  CUSIP NUMBER:

               908640-10-5

ITEM 3.   Not applicable.

ITEM 4.   OWNERSHIP

     (A)  AMOUNT BENEFICIALLY OWNED:

               KKR Associates, a New York limited partnership, is the sole general partner of Petroleum Associates, L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of Union Texas Petroleum Holdings, Inc. common stock beneficially owned by Petroleum Associates, L.P. and KKR Partners II, L.P. Petroleum Associates, L.P. is the record owner of 21,646,004


                              Page 4 of 8 pages.

               shares of common stock of Union Texas Petroleum Holdings, Inc. KKR Partners II, L.P. is the record owner of 187,330 shares of common stock of Union Texas Petroleum Holdings, Inc. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr., Michael
               T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, and in such capacity may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership.

     (B)  PERCENT OF CLASS:

               See Item 11 of each cover page.

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)    Sole power to vote or direct the vote:

                    See Item 5 of each cover page.

          (ii)   Shared power to vote or to direct the vote:

                    See Item 6 of each cover page.

          (iii)  Sole power to dispose or to direct the disposition of:

                    See Item 7 of each cover page.

          (iv)   Shared power to dispose or to direct the disposition of:

                    See Item 8 of each cover page.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

                              Page 5 of 8 pages.
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ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Petroleum Associates, L.P. and KKR Partners II, L.P. are Delaware limited partnerships, the sole general partner of each of which is KKR Associates, a New York limited partnership. As the sole general partner of each of Petroleum Associates, L.P. and KKR Partners II, L.P., KKR Associates may be deemed to be the beneficial owner of the securities held by such limited partnerships. Petroleum Associates, L.P. and KKR Partners II, L.P. may be deemed to be a group in relation to their respective investments in Union Texas Petroleum Holdings, Inc. Petroleum Associates, L.P. and KKR Partners II, L.P. do not affirm the existence of a group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.



                              Page 6 of 8 pages.
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                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 8, 1996


                              PETROLEUM ASSOCIATES, L.P.

                              By:   KKR ASSOCIATES
                              Its:  General Partner



                                    By:  /s/ Michael W. Michelson
                                        ----------------------------
                                        Name:   Michael W. Michelson
                                        Title:  General Partner


                              KKR PARTNERS II, L.P.

                              By:   KKR ASSOCIATES
                              Its:  General Partner



                                    By:  /s/ Michael W. Michelson
                                        ----------------------------
                                        Name:   Michael W. Michelson
                                        Title:  General Partner


                              Page 7 of 8 pages.
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                                    EXHIBITS


Exhibit 1 -  Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statements on Schedule 13G of Petroleum Associates, L.P. and KKR Partners II, L.P. filed on February 16, 1993).



                              Page 8 of 8 pages.